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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. . . .)*

                             Dynatec International, Inc.
                             ---------------------------
                                   (Name of Issuer)

                       Common Stock, Par value $0.001 per share
                       ----------------------------------------
                            (Title of Class of Securities)

                                     1267907 30 1
                                     ------------
                                    (CUSIP Number)

                                  Mr. Craig Ballard
                           Cornerstone Capital Group, LLC
                        810 Boston Building, 9 Exchange Place
                              Salt Lake City, Utah 84111
                                     (801) 534-0184
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                  December 16, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)


                     (Continued on the following pages(s))

                              Page 1 of 6 Pages

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                                                            Page 2 of 6 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 1267907 30 1


 ................................................................................
     1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

        Cornerstone Capital Group, LLC; #87-0547996
 ................................................................................
     2) Check the Appropriate Box if a Member of a Group *

          (a)  [ ]
          (b)  [x]
 ................................................................................
     3) SEC Use Only

 ................................................................................
     4) Source of Funds (See Instructions)

         OO
 ................................................................................
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 ................................................................................
     6) Citizenship or Place of Organization

         Utah
 ................................................................................


                      * SEE INSTRUCTION BEFORE FILLING OUT
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                                      13D                     Page 3 of 6 Pages



Number of Shares         (7) Sole Voting Power                   245,000
Beneficially Owned       .......................................................
by Each Reporting        (8) Shared Voting Power
Person With              .......................................................
                         (9) Sole Dispositive Power              245,000
                         .......................................................
                         (10) Shared Dispositive Power
 ................................................................................
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

          245,000
 ................................................................................
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares *

 ................................................................................
     13) Percent of Class Represented by Amount in Row (11)

          12.4%
 ................................................................................
     14) Type of Reporting Person (See Instructions) *

          OO
 ................................................................................







                         * SEE INSTRUCTION BEFORE FILLING OUT
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                                      13D                     Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

          Common Stock

          Dynatec International, Inc.
          2830 West Great Lakes Drive
          Salt Lake City, Utah 84119

ITEM 2.  IDENTITY AND BACKGROUND

          Cornerstone Capital Group, LLC is a limited liability company organized in the State of Utah. Cornerstone Capital Group's principal business is investments. The Cornerstone principal office is located at:

          Cornerstone Capital Group, LLC
          810 Boston Building, 9 Exchange Place
          Salt Lake City, Utah 84111

          Neither Cornerstone Capital Group nor the persons required to file pursuant to paragraph (d) of this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have declared Bankruptcy or other insolvency proceedings, nor have they been involved in civil and/or administrative proceedings relating to an alleged violation of: any securities or commodities law or regulation; any law or regulation respecting financial institutions or fiduciary duties owed to any type of entity; or any law or regulation preventing mail or wire fraud, or fraud in connection with any business entities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 2, 1996, the registrant, Dynatec International, Inc., affected the closing of the acquisition of substantially all of the assets of Nordic-Lites, Inc., a Texas corporation, doing business as Nordic-Lites, Inc. This closing and acquisition took place pursuant to an Asset Purchase Agreement.

          The amount of consideration transferred in the transactions and the valuation of the assets was determined in arms-length negotiations by the parties. The registrant issued 550,000 shares of common stock of the registrant and additional restricted stock purchase warrants for 250,000 shares of the registrant, in exchange for the assets of Nordic-Lites, Inc. Although no formal appraisal was made of the acquired assets, the registrant believes that its projections of the value of such assets are reasonable. In addition, some of the assets acquired in the transaction were newly purchased in arms-length transactions by Nordic-Lites, Inc.

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                                      13D                     Page 5 of 6 Pages


          The assets described in the transaction were transferred to a new wholly owned subsidiary of the registrant. The subsidiary is named: Nordic Technologies, Inc., and is a Utah corporation.

          The stock of the subject company is being exchanged for the assets of the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the transaction is to effect the acquisition of substantially all of the assets of Nordic-Lites, Inc.

          Pursuant to the asset/stock exchange, the Board of Directors of the registrant will be expanded from 5 members to 7 members. A designee of Nordic Industries and of Cornerstone (filing separate 13D Schedules) will be appointed board members of the new 7 member Board of Directors of the registrant.

          In addition to the 245,000 shares issued to Cornerstone Capital Group, purchase warrants based on performance tied to required gross revenues, for 122,500 shares have been issued.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 is 1,971,300 aggregate shares which is 12.4% of the common outstanding stock.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships, legal or otherwise, with relation to the transfer or voting of any of the securities of the registrant.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following materials are filed as Exhibits and are incorporated herein by this reference: NONE

          The Form 8-K of the registrant was filed on December 16, 1996, file number 000-12806 and is incorporated herein by this reference.

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                                      13D                     Page 6 of 6 Pages


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   1-13-97
                                            ---------------------------------
                                            (Date)

                                            /s/ CRAIG B. BALLARD
                                            ---------------------------------
                                            (Signature)

                                            Craig Ballard / Member
                                            ---------------------------------
                                            (Name/Title)